SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*


                           Quality Dining, Inc.
                             (Name of Issuer)

                      Common Stock, Without Par Value
                      (Title of Class of Securities)

                                74756P 10 5
                              (CUSIP Number)

                             Nordahl L. Brue
                             49 Oakledge Drive
                           Burlington, VT 05401
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                               June 7, 1996
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                     (Continued on following page(s))

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756P 10 5

(1)     Names of Reporting Persons S.S. or I.R.S. Identification
        Nos. of Above Persons

             Nordahl L. Brue, Esq.

(2)     Check the Appropriate Box if a Member of a Group (See
        Instructions)

        (a)  [    ]
        (b)  [    ]

(3)     SEC Use Only  _________________________________________

(4)     Source of Funds (See Instructions)

        00 (See Item 3)


(5)     Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

        [    ]

(6)     Citizenship or Place of Organization

             United States of America

Number of              (7)  Sole Voting Power          2,149,625*
Shares Beneficially    (8)  Shared Voting Power          -0-
Owned by Each          (9)  Sole Dispositive Power     2,149,625*
Reporting Person       (10) Shared Dispositive Power     -0-
With

__________________________
*Includes 2,586 shares which, Mr. Brue holds as custodian for his minor child.

(11)     Aggregate Amount Beneficially Owned by each Reporting
         Person

             2,149,625

(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions) [  ]

(13)     Percent of Class Represented by Amount in Row (11)

             15.0%

(14)     Type of Reporting Person (See Instructions)

             IN

Item 1.  Security and Issuer.

     The class of equity securities to which this Schedule
     13D relates is the common stock, without par value (Common Stock), of Quality Dining, Inc. ( Issuer ),an Indiana corporation, whose principal executive offices are located at 3820 Edison Lakes Parkway, Mishawaka, Indiana 46545.

     The percentage of beneficial ownership reflected in this
     Schedule 13D is based upon 14,295,427 shares of Common Stock outstanding as of June 30, 1996.

Item 2.  Identity and Background.

         (a)  Name: Nordahl L. Brue, Esq.

         (b)  Residence Address:  49 Oakledge Drive
                                  Burlington, VT 05401

         (c)  Present Principal Occupation: Entrepreneur

         (d) During the last five years, Mr. Brue has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Brue has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Mr. Brue, enjoining Mr. Brue from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Brue is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Prior to the merger of BAC, Inc., a wholly-owned subsidiary of Issuer, with and into Bruegger's Corporation (Bruegger's) with Bruegger's as the Surviving Corporation, Mr. Brue owned 1,662,382 shares* of Bruegger's common stock, $.001 par value per share. At the Effective Time of the merger, each of Mr. Brue's shares of Bruegger's common stock was converted into 1.2931 shares of common stock of Issuer. As a result of the merger, Mr. Brue acquired the securities described below in Item 5(a).

Item 4.  Purpose of Transaction.

     Mr. Brue acquired his shares on June 7, 1996, when BAC, Inc., a wholly-owned subsidiary of Issuer, merged with and into Bruegger's, with Bruegger's as the Surviving Corporation, and each of Mr. Brue's common shares of Bruegger's was converted into 1.2931 shares of common stock of Issuer. As a result of the merger, Mr. Brue acquired the securities described below in Item 5(a). Mr. Brue does not have a present intention to acquire or dispose of shares of Common Stock of Issuer, but this may change depending upon market conditions. Mr. Brue does not have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, a reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to the above.


_____________________
*Includes 2,000 shares held by Mr. Brue as custodian for a minor child.

Item 5.  Interest in Securities of the Issuer.

(a) and (b).   The beneficial ownership of Nordahl L.
               Brue is set forth below.

     Mr. Brue has sole voting and dispositive power with respect to the shares indicated.

                              Number             Percent
                             of Shares           of Class

        Nordahl L. Brue     2,149,625*            15.0%

(c) Mr. Brue has not effected any transaction in the Common Shares of the Issuer in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)     Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships
        With Respect to Securities of the Issuer.

        See Item 5, Footnote 3.

Item 7. Materials to be filed as Exhibits.

        None.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,complete and correct.



_____________________________________
Nordahl L. Brue


Dated: August 12, 1996


___________________________
*Mr. Brue holds 2,586 shares as custodian for his minor child.
Mr. Brue, alone, has voting and dispositive power as to these shares.